
05005288

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QR Sciences Holdings Limited

*CURRENT ADDRESS Level 32
2 The Esplanade
Exchange Plaza
Perth WA 6000
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34852 FISCAL YEAR 6/30/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: EBS
DATE: 1/24/05


RECEIVED
JAN 6 2005
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE
ARLS
6-30-04

ANNUAL REPORT 2004

ABN 27 009 259 876


QRSciences

Holdings Limited and controlled entities

QRSciences Holdings Limited
is incorporated in Western Australia

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS:

Kevin Lee Russeth
Gary Pennefather
Simon Bedford

SECRETARY:

William Robert Orr

REGISTERED OFFICE:

Level 32
2 The Esplanade
Exchange Plaza
Perth WA 6000
Telephone: 618- 9358-5011
Facsimile: 618-9358-5022

SHARE REGISTRY:

ComputerShare Investor Services Pty Limited
Level 2
45 St George's Terrace
Perth WA 6000

AUDITORS:

Moore Stephens BG
Chartered Accountants
Level 3
12 St George's Terrace
Perth WA 6000

BANKERS:

Commonwealth Bank of Australia Limited
150 St George's Terrace
Perth WA 6000

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CHAIRMANS REPORT

Dear Shareholder

Thank you for your support during what became a groundbreaking year for QRSciences. Not only was 2004 a busy and productive year for the Company but also the year that we hit a critical milestone earning our first commercial revenues after many long years of research and development. QRSciences Holdings Limited and I would like to take this opportunity to thank the board, management and all employees for their effort.

The Company has never been in better shape or position to achieve its goals and objectives as a commercial enterprise. We expect to increase our revenues in 2005 through consulting, contract research and equipment sales as we move QRSciences Limited toward our long term goal of profitability.

During the period the Company changed its name from Clearwater Group Limited to QRSciences Holdings Limited (Holdings).

Additions to the Executive Team

The Company attracted further high calibre personnel during the year with the addition of Mr. Gary Pennefather and Mr. Simon Bedford to the management team. Both Mr. Pennefather and Mr. Bedford come with exceptional track records with a combination of skills in technology commercialization and industry. Details of their backgrounds can be found elsewhere in the annual report.

QRSciences Limited ("QRSciences") has also bolstered its staff in both the Perth office and in the US. This growth is consistent with our business objective and will provide a greater level of support to our customers in the United States.

QRSciences Investment

The Company's primary focus is to actively fund and manage its investment in QRSciences. QRSciences is a physical sciences research and development company headquartered in Perth, Western Australia. QRSciences is concentrating on commercial applications based on Quadrupole Resonance ("QR") an advanced technology that uses radio waves to inspect and identify materials by their unique molecular characteristics and QR signature. QR can detect and analyse a range of materials including explosives, narcotics, pharmaceuticals and a range of other crystalline structures.

QRSciences' first prototype, the T3000, is an explosives screening device which was tested successfully as an "Advanced Technology Explosive Detection System" by the Transportation Security Administration (TSA), an agency of the U.S Department of Homeland Security.

The T3000 has been enhanced over the past two years and evolved into the T3-QCP which is the Company's first commercial product. QRSciences has commenced sales and expect further revenue from the T3-QCP in 2005 and beyond.

QRSciences is in a continuing relationship with the U.S. Department of Homeland Security through a Cooperative Research and Development Agreement ("CRDA") that was entered into in early 2002. The purpose of the CRDA is to assist QRSciences to improve and optimise the performance of its explosives detection technology, and to promote and strengthen aviation security.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

The Company has lodged 14 patent applications and continues to build on its already large intellectual property portfolio. QRSciences is in advanced discussions in relation to cross-licensing the Company's QR patents.

QRSciences is also in discussions with other companies, universities and domestic and international government departments that have interest in the technology. It is expected that the result of some of these discussions will be contract revenue supporting research which will assist the company in progressing its research and development program and also bolstering the Company's financial position moving forward.

Acquisition of shares and funding of QRSciences Limited

QRSciences Holdings Limited is building its investment, whilst providing funding and management to QRSciences as it transitions from a Research & Development Company to a commercial licensing and product development company.

The Company further increased its shareholding by a 3% creep in July 2003 and again in January 2004.

The Company participated in an entitlements issue in QRSciences Limited lifting its shareholding to 61% as at 30 June 2004. The Company holds the investment in its controlled entity at cost $17,259,121 as at 30 June 2004.

During the period the Secured Loan Facility with QRSciences Limited increased to approximately $5,678,028.

QRSciences Holdings Limited will continue to consider funding options for itself and its subsidiary QRSciences Limited.

Material Contracts

The year continued to be a busy period on the commercial front for QRSciences with the company generating further revenues and advancing our relationships with the major suppliers of security equipment. In November, 2003 the Company entered into a License Agreement with L-3 Communications of New York (NYSE: LLL), one of the largest security screeners in the world. The terms of the agreement include licenses over QRSciences' QR technology for a variety of applications. The terms of the final agreement, will come into effect if and when conditions precedent are satisfied.

QRSciences announced that it has entered into a formal consulting agreement with Kings College one of the early pioneers and developers of QR, and is funding a specific program of QR R&D in support of the Company's in-house R&D activities.

Professor John Smith's NQR Consultancy through Kings College London have been practicing QR techniques for the better part of 30 years and have been responsible for some significant discoveries in the field. The King's team led by Professor Smith co-authored and developed all of the patents licensed to QRSciences through BTG International Limited (BGC:LSX).

QRSciences, has entered into a Memorandum of Understanding (MOU) with the Chinese Institute of Atomic Energy (CIAE) to assist with the development of security screening systems for the 2008 Olympic Games to be held in Beijing. The MOU sets the groundwork for the negotiation of a detailed agreement for the integration of QR based explosive detection into the overall security regime for the

Beijing Olympics. The parties also intend to explore the potential for broader use of the QR technology in other security applications throughout China.

QRSciences, has entered into a formal agreement with Los Angeles based Rapiscan Security Products (U.S.A) Inc., which will see the latter company purchase two additional state-of-the-art Nuclear Quadrupole Resonance (NQR) devices and consulting engineering support. This contract is part of a broader initiative by the U.S. Government to continue to evaluate and deploy equipment that can potentially add an additional layer of safety to the nation's airports. Under the terms of this agreement QRSciences technology will be integrated with Rapiscan's Threat Image Projection (TIP) ready X-ray (TRX) machines, which are used in airports and other locations around the world for the detection of weapons and other contraband. QRSciences will begin earning immediate revenue from this contract.

Business Model

QRSciences announced further income in the period. Commercial revenue is an important first step as we move the Company closer to commercial scale royalties and income. Our momentum continues to grow and we will continue to build on the commercial relationships that we have established over the past twelve months.

QRSciences' business model is to derive revenue from four areas – licensing, equipment sales, outsourced consulting and both government and privately sourced R&D funding. We expect further revenue to flow from all these areas going forward.

QRSciences is now focused on key contracts, relationships and development projects that will underpin revenue for the company moving forward. We continue to be excited by the long term prospects for the technology and the business.

I look forward to the challenges in front of us and will keep you informed as we continue to build the Company's revenue streams moving the Company closer to profitability.



Kevin Russeth

Chairman

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CORPORATE GOVERNANCE STATEMENT

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2004.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2004.

BOARD OF DIRECTORS

Composition of the Board

The Board of Directors consists of a chairman and two executive directors. The Company does not comply with ASX Corporate Governance Council best practice recommendation 2.1, 2.2, and 2.4 as the board does not have a majority of independent directors, the Chairman is not an independent director and the board has not established a nomination committee for board appointments. The Board does not consider that compliance with the recommendations is warranted given the size of the Company and it's stage of development, however this will be reviewed on an ongoing basis. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Directors are selected on the basis of ensuring that the Board has an appropriate mix of qualifications, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the Company's expense given prior approval by the Chairman, such approval not to be unreasonably withheld.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Trading Policy

The Company's policy regarding directors and employees trading in its securities is set by the board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities prices.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CORPORATE GOVERNANCE STATEMENT

Audit Committee

The Company does not have a formally constituted audit committee as the auditor has full access to the Board and reports to the Board of Directors each six months on his findings, prior to the directors adopting the accounts.

The full Board is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit.

Remuneration

The full Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the directors and the executive chairman. This responsibility extends to share option schemes and incentive performance packages.

ETHICAL STANDARDS

All directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future developments, in addition to the other disclosures required by the Corporations Law.

- Half-year financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.

- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the annual general meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions.

The shareholders are responsible for voting on the appointment of directors.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS REPORT

Your Directors present their report together with the financial accounts of QRSciences Holdings Limited and its controlled entities for the year ended 30 June 2004.

DIRECTORS

The names of Directors in office at any time during or since the end of the year are:

Kevin Lee Russeth	(Chairman)
Simon Peter Bedford	(appointed 8 April 2004)
Gary Bruce Pennefather	(appointed 8 April 2004)
William Robert Orr	(resigned 8 April 2004)
Timothy Hanley Koster	(resigned 21 June 2004)
Gregory John Devine	(resigned 21 June 2004)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity is management of QRSciences Limited.

There were no other significant changes in the nature of the economic entity's principal activities during the period.

OPERATING RESULTS

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $1,989,585.

DIVIDENDS

The Company has not paid a dividend since incorporation and no provision for dividend has been made in these accounts.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

REVIEW OF OPERATIONS AND ACTIVITIES

1. Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the Chairman's report on pages 4 to 6.

2. Review of Operations

2.1 Operating Results for the Period

The operating revenue of the economic entity comprising the Company and controlled entities increased by 79% to $612,013. The operating loss after tax and eliminating outside equity interests amounted to $1,989,585 (2003 operating loss after tax $2,355,445).

As at 30 June 2004 the economic entity had borrowings of $Nil.

2.2 Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $3,920,796.

3. Investments for Future Performance

The Directors continue to invest considerable time and effort into the Company's direction as outlined in the Directors report.

4. Review of Financial Condition

4.1 Capital Structure and Treasury Policy

The capital of the Company comprises 168,616,536 fully paid ordinary shares.

Pursuant to resolutions passed by members of the company at General Meetings and resolutions passed by the board of Directors the Company issued the following capital during the year:

	Shares Number	Options Number
As at 1 July 2003	103,925,859	41,002,253
Issues of shares	64,690,677	-
Issue of options	-	5,320,333
As at 30 June 2004	168,616,536	46,422,586

Since 30 June 2003 the Company has decreased its borrowings by $3,800,000, whilst the borrowings of the economic entity has decreased by $3,817,850.

The Company's treasury policies are:

- All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period. As a result of the release of an unconditional Convertible Loan Note facility, the consolidated entity decreased its borrowings by $3,817,850.

- Except as disclosed above, no share buy-backs or other capital restructuring has taken place during the reporting period.

- There is no material exposure to foreign currencies or exchange risks, and no hedges or derivatives.

- At 30 June 2004, borrowings represented approximately Nil% of the gross assets of the consolidated entity (June 2003: 11 %).

- An increase of 1% in interest rates, on the basis of the net assets and total borrowings of the economic entity at 30 June 2004, would increase operating loss by approximately Nil % (based on the operating loss for the period).

4.2 Resources of the Company

The Company does not have any resources or assets (such as brands, trademarks, patents or intangible assets, or special employee skills) which are not reflected in the balance sheet.

5. Corporate Governance

The Company's corporate governance statement is set out on pages 7 to 8.

6. Statement of Compliance

In preparing this 'Review of Operations and Activities', the Company's directors have followed the principles set out in the 'Guidance Note' on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

PRELIMINARY FINAL REPORT

The Company's preliminary final report (Appendix 4E) for the year ended 30 June 2004 was lodged with Australian Stock Exchange Limited on 30 August 2004. There are no material differences between the information in the Company's preliminary final report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

At a General Meeting held 24 September 2003, Clearwater Group Limited shareholders approved a change of name to QRSciences Holdings Limited. The Company's ASX code changed to "QRS".

The Company has continued to fund its investment in QRSciences via a secured loan. In August 2003 the Company agreed to increase the existing Secured Loan Facility by $1.0 million to approximately $4.7 million and extend the repayment date from 31 July 2003 to 31 December 2003. In consideration the QRSciences Limited gave QRSciences Holdings Limited a Financiers Right to Acquire Shares. In April 2004 the Company extended the loan to approximately $5.7million and extended the repayment date to 30 June 2004.

The Company participated in an entitlements issue in QRSciences Limited lifting its shareholding. The Company increased its shareholding by 3% creep in July 2003 and again in January 2004. The Company's current shareholding in QRSciences Limited is approximately 61%.

In August 2003, the company completed a capital raising via a placement raising $1,111,700 by issuing 6,569,413 fully paid ordinary shares at $0.17. In September 2003, the Company issued 5,687,500 fully paid ordinary shares to Convertible Loan Note holders on conversion of $910,000 of the facility at $0.16.

BTG, QRSciences Limited and Holdings completed negotiations for variations to the BTG License Agreement. As part of these negotiations BTG acquired Holdings shares as consideration for the variation and received 5.3 million fully paid ordinary shares. This issue was approved at a General Meeting held on 24 September 2003. It has been agreed between the Companies that QRSciences Limited was responsible for $750,000 of the $1 million payable to BTG as part of the variation. This amount has been capitalised to the Loan Facility with Holdings.

In November 2003 after receiving shareholder approval the company issued 4,385,000 fully paid ordinary shares and 4,727,000 options as consideration for an agreement to acquire shares and options in QRSciences Limited by a 3% creep. The Company issued 6,652,954 fully paid ordinary shares over the months of September to November via a placement and a conversion of loan to convertible note holders.

QRSciences Holdings Limited held a $3.8 million Convertible Loan Note Facility from a group of sophisticated investors as at 30 June 2003. During the year this loan has been converted into ordinary shares. In February the Company issued 16,213,141 fully paid ordinary shares to Convertible Loan Note holders on conversion of approximately$2.165 million of the facility. The balance of the Loan Note Facility expired on 31 January 2004.

In February 2004, the company completed a capital raising via a placement raising approximately $2.795 million dollars through the issue of 19,882,669 fully paid ordinary shares.

In the Financial year ended 30 June 2004 QRSciences has continued to progress its business model. In November 2003, QRSciences Limited entered into a licensing agreement with L-3 Communications Security Systems Corporation, a subsidiary of L-3 Communications Inc (NYSE:LLL) one of the largest security screeners in the world

The Company has lodged 14 patent applications and continues to build on its already large intellectual property portfolio. QRSciences is in advanced discussions in relation to cross-licensing the Company's QR patents.

QRSciences is also in discussions with other interested companies, universities and domestic and international government departments to develop various applications for the technology.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

QRSciences announced that it has entered into a formal consulting agreement with one of the early pioneers and developers of QR. Professor John Smith's NQR Consultancy through Kings College London have been practicing QR techniques for the better part of 30 years and were responsible for groundbreaking discoveries and the creation of core intellectual property in the field. The King's team led by Professor Smith co-authored and developed all of the patents licensed to QRSciences through BTG International Limited (BGC:LSX).

AFTER BALANCE DATE EVENTS

Since the end of the financial year, the following significant events have occurred:

QRSciences Holdings Limited extended its secured loan facility to its subsidiary QRSciences by a further $1 million. The date for the repayment of the facility has also been extended to 31 December 2004. The terms of the facility otherwise remain the same.

QRSciences, has entered into a Memorandum of Understanding (MOU) with the Chinese Institute of Atomic Energy (CIAE) to assist with the development of security screening systems for the 2008 Olympic Games to be held in Beijing. The MOU sets the groundwork for the negotiation of a detailed agreement for the integration of QR based explosive detection into the overall security regime for the Beijing Olympics. The parties also intend to explore the potential for broader use of the QR technology in other security applications throughout China.

QRSciences, has entered into a formal agreement with Los Angeles based Rapiscan Security Products (U.S.A) Inc., which will see the latter company purchase two additional state-of-the-art Nuclear Quadrupole Resonance (NQR) devices.

Under the terms of this agreement, QRSciences will provide two more NQR units to Rapiscan for integration with Rapiscan's Threat Image Projection (TIP) ready X-ray (TRX) machines, which are used in airports and other locations around the world for the detection of weapons and other contraband. In addition, QRSciences will provide technical assistance to Rapiscan to accomplish the integration.

QRSciences Holdings Limited announced in September 2004 that it raised approximately 5.8 million dollars via an oversubscribed placement at 27 cents per ordinary share with a one for two free attaching 40 cent option expiring 12 January 2006. The shares and options were placed with sophisticated and professional investors. The Company will use the funds for ongoing working capital.

Both QRSciences Holdings Limited and QRSciences Limited intend to seek the approval of shareholders for the implementation of separate Employee Share Plans and the issue of shares to specific key employees. In broad terms, both plans will give each company the ability to issue shares to staff with a restriction on their ability to sell those shares over a specified period of time thereby aligning their long term interests with those of the company.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and Chairman's Report.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

INFORMATION ON DIRECTORS

Name of Director	Experience and Special Responsibilities	Interest in Shares and options at the Date of this Report
K Russeth	Mr Russeth commenced his business career with the international computing group, EDS, in Dallas, Texas, and has spent 11 years with global investment banks, including Lehman Brothers, Merrill Lynch, and most recently with Salomon Smith Barney. Kevin has had substantial experience in capital raising, assessment of a diverse range of businesses, and has been involved in a variety of complex domestic and international business transactions.	2,240,465 Ordinary Shares 1,250,000 x 40 cent Options expiry 12 January 2006 1,250,000 x 60 cent Options expiry 12 January 2006 1,250,000 x $1.00 Options expiry 12 January 2006
S Bedford	Mr Bedford joined QRSciences in January 2004 and has been appointed as Executive Director and Vice-President, Business Development. His responsibilities include US based Technical Customer Support, Government Relations, Technology Assessment and Business Development. Before joining QRSciences, Mr Bedford worked for seven years in a senior role at Quantum Magnetics in the US. His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr Bedford has experience developing and fielding novel personnel screening devices for concealed weapons detection and the application of advanced magnetic resonance technology in industrial process control. Before Quantum Magnetics, Mr Bedford worked for 5 years at the Defence Evaluation and Research Agency (DERA), a branch of the UK Ministry of Defence. Mr Bedford also has broad experience in X-ray technology for non-destructive testing systems including diffraction and conventional linescan systems. He studied Chemistry and Physical Chemistry at Imperial College of Science and Technology, University of London.	

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

INFORMATION ON DIRECTORS

G Pennefather	Mr Pennefather joined QRSciences in March 2004 and has been appointed as Executive Director and Vice-President, Commercial Systems Group. Mr. Pennefather will be responsible for coordinating Program Management and Project Management between QRSciences and its overseas customers. Prior to joining QRSciences, Mr Pennefather worked as a Technology Executive with Atmosphere Networks, Atrove Systems and the CRC for Broadband Telecommunications and Networking and prior to these positions worked in engineering roles with Telstra, QPSX and the Australian Telecommunications Institute. Mr Pennefather was co-founder of Perth based start-up Atmosphere Networks which he later assisted in a move to San Jose, California. After establishing Atmosphere Networks, Mr Pennefather served as Vice President of Engineering, reporting to the US board and was responsible for building and managing a large team of engineers. He also served as Managing Director of Atmosphere's Australian subsidiary and was responsible for managing all staff and operations. Atmosphere Networks was sold in a trade sale in July 2000 to Ditech Communications (NASDAQ:DITC) for $200 million. Mr Pennefather has significant experience with technology companies specifically in the areas of program and project management, electronic design, and general operations. He has a Bachelor of Engineering (Hons) in Electronics from the University of Western Australia.	18,000 x 20 cent Options expiry 12 January 2005

DIRECTORS MEETINGS

During the financial year, 8 meetings of directors were held. The number of meetings attended by each director during the year is stated in this report.

During the period informal management meetings at which various directors have participated were conducted. These meetings dealt with specific topics arising from or for consideration at formal directors meetings.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

Meetings of Directors
During the financial year, 8 meetings of directors were held. Attendances were:

	DIRECTORS' MEETINGS	
	Number eligible to attend	Number Attended
Mr K L Russeth	8	8
Mr S P Bedford	1	1
Mr G B Pennefather	1	1
Mr G J Devine	8	8
Mr T H Koster	7	4
Mr W R Orr	6	6

DIRECTORS AND EXECUTIVES OFFICERS EMOLUMENTS

Disclosure relating to directors' and executive officers emoluments has been included in Note18 of the financial report.

AUDIT COMMITTEE

The Company does not have a formally constituted audit committee at the date of this report. An audit committee is not considered necessary as the auditor reports to the Board of Directors each six months on his findings prior to the directors adopting the accounts and has full access to the Board during the year.

INDEMNIFYING OFFICERS OR AUDITORS

The Company has, during the period, in respect of any person who is or has been an officer or auditor of the Company or a related body corporate:

- indemnified and entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings; or

- paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

OPTIONS

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to directors or officers as part of their remuneration are as follows:

No Options have been issued to Directors or officers during or since the financial year.

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.

PROCEEDINGS ON BEHALF OF COMPANY

Proceedings on behalf of subsidiary QRSciences Limited:

Keenfern Pty Ltd, a company associated with Olga Sawtell, a former director of QRSciences Limited made a statutory demand for $55,000 against QRSciences Limited. QRSciences Limited responded to the statutory demand by commencing proceedings in the Supreme Court of Western Australia against Ms Olga Sawtell, and Keenfern Pty Ltd. QRSciences is claiming damages against Ms Sawtell for alleged breaches of her duties as a director, breach of fiduciary duties and duty of care and also for misleading and deceptive conduct. The damages claimed by QRSciences Limited are yet to be quantified.

Ms Sawtell and Keenfern Pty Ltd have filed a counterclaim in these proceedings in the sum of approximately $450,000 in respect of alleged unpaid consulting fees and expenses. QRSciences has been advised by its lawyers that it has good prospects of setting aside the statutory demand, of prosecuting the action against and defending the counterclaim made by Ms Sawtell and Keenfern Pty Ltd. QRSciences continues to defend these actions.

QRSciences Limited have applied to the British High Court in relation to seeking interpretation and clarification of a clause within the BTG contract. The application is in relation to QRSciences Limited's right to acquire ownership of the BTG patent portfolio in certain circumstances.

QRSciences Limited terminated a consultancy agreement with Mr Grayem Forrest. Mr Forrest is claiming unpaid expenses and consultancy amounting to approximately $26,000 per month for a period of two years to 26 September 2003. Mr Forrest has commenced proceedings in the Supreme Court of Western Australia against the QRSciences Limited. QRSciences Limited continues to defend the action.

Except for the above no person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the directors.



K L Russeth

DIRECTOR

Dated at Perth this 30 day of September 2004

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
		$	$	$	$
Revenues from ordinary activities	2,3	612,013	341,705	410,826	179,608
Gain relating to acquisition of additional interest in controlled entity		1,445,596	-	-	-
Raw materials and consumables used		(265,706)	(140,434)	-	-
Employee benefits expense		(2,485,949)	(1,338,003)	(433,100)	(328,548)
Depreciation and amortisation expense	3	(135,103)	(67,735)	(7,305)	(4,061)
Borrowing costs expense	3	(1,808)	(6,689)	(1,170)	(102)
Rental expenses		(120,354)	(107,928)	(31,741)	(65,660)
Consulting expenses		(453,269)	(436,014)	(172,513)	(292,099)
Travel expense		(214,537)	(139,100)	(3,636)	(8,568)
Insurance		(62,813)	(44,177)	(19,747)	(15,939)
License Fees		(1,000,359)	(414,608)	(250,000)	-
Legal expenses		(592,994)	(698,146)	(59,618)	(272,971)
Patent Costs		(90,254)	(131,318)	-	-
Insurance Costs		(62,813)	(44,177)	(19,747)	(15,939)
Directors Fees		(211,709)	(109,244)	(46,591)	(31,250)
ASX/ASIC & Share Registry Fees		(105,716)	(135,727)	(92,468)	(129,699)
Stamp Duty		(10,531)	(89,150)	(10,531)	(89,150)
Other expenses from ordinary activities		(443,620)	(102,436)	(60,331)	(73,927)
Profit (loss) from ordinary activities before income tax expense		(4,199,926)	(3,663,181)	(797,672)	(1,148,305)
Income tax expense relating to ordinary activities	4	-	-	-	-
Profit (loss) from ordinary activities after related income tax expense		(4,199,926)	(3,663,181)	(797,672)	(1,148,305)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-	-	-
Net profit (loss)		(4,199,926)	(3,663,181)	(797,672)	(1,148,305)
Net profit (loss) attributable to outside equity interests		(2,210,341)	(1,307,736)	-	-
Net profit (loss) attributable to members of the parent entity	15	(1,989,585)	(2,355,445)	(797,672)	(1,148,305)
Total changes in equity other than those resulting from transactions with owners as owners		(1,989,585)	(2,355,445)	(797,672)	(1,148,305)
Basic earnings per share (cents per share)	5	-0.03¢	-0.04¢		
Diluted earnings per share (cents per share)	5	-0.02¢	-0.03¢		

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $	2003 $	2004 $	2003 $
CURRENT ASSETS					
Cash assets	6	2,704,637	4,221,755	2,703,328	4,227,467
Prepayments	7	19,852	-	-	-
Receivables	7	515,431	42,916	-	-
TOTAL CURRENT ASSETS		3,239,920	4,264,671	2,703,328	4,227,467
NON-CURRENT ASSETS					
Receivables	7	-	-	5,678,028	3,978,661
Intellectual Property	8	29,538,170	29,538,170	-	-
Other financial assets	9	527,506	527,506	17,786,627	13,454,759
Property, plant and equipment	10	313,133	338,841	27,649	10,409
Other		4	4	4	4
TOTAL NON-CURRENT ASSETS		30,378,813	30,404,521	23,492,308	17,443,833
TOTAL ASSETS		33,618,733	34,669,192	26,195,636	21,671,300
CURRENT LIABILITIES					
Payables	11	1,153,896	1,616,642	31,455	274,043
Interest-bearing liabilities	12	-	3,817,850	-	3,800,000
Provisions	13	208,807	186,698	56,386	38,904
TOTAL CURRENT LIABILITIES		1,362,703	5,621,190	87,841	4,112,947
NON-CURRENT LIABILITIES					
Other		-	-	-	-
TOTAL NON-CURRENT LIABILITIES		-	-	-	-
TOTAL LIABILITIES		1,362,703	5,621,190	87,841	4,112,947
NET ASSETS		32,256,030	29,048,002	26,107,795	17,558,353
EQUITY					
Contributed equity	14	30,028,591	20,681,477	30,028,591	20,681,477
Retained profits	15	(6,319,847)	(4,330,262)	(3,920,796)	(3,123,124)
Parent entity interest		23,708,744	16,351,215	26,107,795	17,558,353
Outside equity interest	16	8,547,286	12,696,787	-	-
TOTAL EQUITY		32,256,030	29,048,002	26,107,795	17,558,353

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $	2003 $	2004 $	2003 $
Receipts from customers		41,417	318,318	-	-
Payments to suppliers and employees		(5,495,873)	(4,027,131)	(1,175,133)	(1,145,943)
Interest received		50,312	23,387	47,518	22,163
Borrowing costs		-	-	-	-
Interest paid		(1,808)	(1,337)	(1,170)	-
Net cash provided by (used in) operating activities	26	(5,405,952)	(3,686,763)	(1,128,785)	(1,123,780)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for investment in controlled entities		-	(100,000)	(4,331,868)	(100,000)
Purchase of property, plant and equipment		(109,395)	(30,602)	(24,547)	(7,009)
Purchase of investments		-	-	-	-
Repayment of loans - other entities		-	-	-	-
Loans to other entities		-	-	-	-
Loans to controlled entities		-	(1,090,000)	(1,336,059)	(3,621,218)
Net cash provided by (used in) investing activities		(109,395)	(1,220,602)	(5,692,474)	(3,728,227)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		7,798,229	4,859,753	9,097,114	4,859,753
Proceeds from borrowings		-	3,800,000	-	3,800,000
Repayment of borrowings		(3,800,000)	-	(3,800,000)	-
Net cash provided by (used in) financing activities		3,998,229	8,659,753	5,297,114	8,659,753
Net increase in cash held		(1,517,118)	3,752,388	(1,524,145)	3,807,748
Consolidation adjustment		-	49,644	-	-
Cash at 1 July 2003		4,221,755	419,723	4,227,467	419,721
Cash at 30 June 2004	6	2,704,637	4,221,755	2,703,328	4,227,467

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated

(a) Principles of Consolidation

A controlled entity is any entity controlled by QRSciences Holdings Limited. Control exists where QRSciences Holdings Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with QRSciences Holdings Limited to achieve the objectives of QRSciences Holdings Limited. A list of controlled entities is contained in Note 19 to the financial statements

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Land Held for Resale

Land held for development and resale is valued at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, foreign currency movements, interest on funds borrowed for the development and holdings costs until completion of development. Interest, foreign currency movements and holding charges incurred after development are expensed. Profits are brought to account on the signing of an unconditional contract of sale.

(d) Property Plant and Equipment

Each class of property, plant and equipment are carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of fixed assets, excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5–33%

(e) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

(f) Investments

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(g) Research and Development Expenditure

Research and Development costs are charged to loss from ordinary activities before income tax as incurred or deferred where it is expected beyond reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once the commercial production has commenced.

(h) Intellectual Property

Intellectual property consists of patents, licenses and other technical know how and is included in the consolidated Statements of Financial Position at the cost of acquisition. Cost of acquisition comprises the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Equity instruments issued as consideration were recorded at their market price at the date of acquisition which is considered to equate to fair value. The carrying amount of intellectual property is reviewed periodically by the directors to ensure that it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flow that will be received from the use of these assets and their subsequent disposal.

It is intended that intellectual property will be amortised in the future on a basis related to the derivation of license income.

(i) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements. Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(j) Cash

For the purpose of the statement of cash flows, cash includes:

- cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and investments in money market instruments with less than 14 days to maturity.

(k) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(l) Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

Revenue recognition policies for investments are described in note 1(d).

All revenue is stated net of the amount of goods and services tax (GST).

(m) Doubtful Debts

The collectability of debts is assessed at year-end and specific provision is made for any doubtful accounts.

(n) Dividends

There are no retained profits from which to pay franked dividends.

(o) Adoption of Australian Equivalents to International Financial Reporting Standards.

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board, effective for financial years commencing 1st January 2005.

The company's/economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. Appropriate processes have been set in place to oversee and manage this transition to IFRS which involves:

- the identification of the key differences in accounting policies and disclosures that are likely to arise from the transition to IFRS and their impact on information requirements, reporting and other related processes;
- formulating the changes required to existing policies, processes and systems in order to transition to IFRS;
- implementing the necessary changes to the accounting and business procedures.

The directors are of the opinion that the key differences in accounting policies that would arise from the adoption of the IFRS standards (based on standards issued to date and pending standards) are as summarised below. This summary should not be taken as an exhaustive list of all differences and does not include disclosure, presentation and classification differences that would affect the manner in which transactions or events are presented.

The company/economic entity has not quantified the impact of the differences discussed below. Accordingly, there can be no assurances that the financial performance and financial position of the company/economic entity as reported in this financial report would not be significantly different if determined in accordance with IFRS.

The key potential implications of the conversion to IFRS on the company/economic entity are as follows:

- Intangible Assets –
    - Internally generated identifiable intangible assets (goodwill, research expenditure, deferred expenditure etc) will not be recognised as assets in the statement of financial position if they do not meet certain recognition criteria. Such expenditure should be expensed as incurred.
    - Intangible assets (goodwill at cost etc.) can only be revalued if there is an active market for them.
    - Intangible assets which have indefinite lives will be tested for impairment annually but will not be amortised.
- Impairment of Assets – Assets with infinite lives that are not amortised should be subjected to annual impairment tests. All other assets would be subject to impairment tests only when there are indications of impairment. The recoverable amount of an asset is the higher of the net selling price in an active market and its value in use. Value in use is the net present value of the future cash flows that the asset can generate.

- Revaluations of Property, Plant and Equipment and Intangibles - Revaluation increments and decrements relating to revalued property, plant and equipment and intangibles would be recognised on an individual asset basis and not on a class of asset basis.

- Income Tax – Income tax will be calculated on the "balance sheet" approach under which temporary differences are identified for each asset and liability. As tax effects follow the underlying transaction, some tax effects will be recognised in equity.

- Equity-based Compensation – Equity-based compensation in the form of shares and options will be recognised as expenses in the periods in which the employee provides related services.

- Financial Instruments – Derivative financial instruments and hedging activities are to be recognised in the financial statements and most financial instruments must be carried at fair value.

- Effects of Changes in Foreign Exchange Rates - . The financial statements of the company/economic entity may be reported in more than one currency. The company's/economic entity's integrated foreign operations can no longer be translated using the temporal method.

- Government Grants - Government grants will be recognised as income on a systematic basis over the period necessary to match them with the associated costs which they are intended to compensate rather than immediately they are received or become receivable.

We will seek to keep the stakeholders advised as to the impact of these changes as they are studied and finalised.

	Economic Entity		Parent Entity	
	2004 $	2003 $	2004 $	2003 $

NOTE 2 OPERATING REVENUE

Operating Activities:

	2004 $	2003 $	2004 $	2003 $
Interest received	50,312	23,387	410,826	179,608
Sale of goods	513,932	318,318	-	-
Grant income	46,236	-	-	-
Other revenue	1,533	-	-	-
Total Revenue	612,013	341,705	410,826	179,608

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Profit from ordinary activities before income tax
Has been determined after:

(a) Revenue:

	2004 $	2003 $	2004 $	2003 $
Sales revenue	513,932	318,318	-	-
Grant income	46,236	-	-	-
Interest received	50,312	23,387	410,826	179,608
Other revenue	1,533	-	-	-
Total Revenue	612,013	341,705	410,826	179,608

(b) Expenses:

	2004 $	2003 $	2004 $	2003 $
Borrowing costs (interest) paid/due and payable to				
-other persons	1,808	6,689	1,170	102
Depreciation of property, plant and equipment	135,103	67,735	7,305	4,061

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$

NOTE 4 INCOME TAX

(a) At 30 June 2004, the directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is as follows:

Revenue losses	7,985,089	6,542,260	583,793	435,305
Capital losses	-	-	-	-

This benefit for tax losses will only be obtained if:

(i) The relevant entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) The relevant entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) No changes in tax legislation adversely affect the relevant entity in realising the benefit from the deductions for the losses.

The prima facie tax expense on the operating profit before tax differs from the income tax provided in the accounts due primarily to the tax effect of tax losses not brought to account as a future income tax benefit.

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	2004 $	2003 $
Reconciliation of Earnings used in the Calculation of Earnings per Share		
Operating profit/(loss) after income tax	(4,199,926)	(3,663,181)
Earnings used in the Calculation of Basic Earnings per Share	(4,199,926)	(3,663,181)
Reconciliation of Weighted Average Numbers of Ordinary Shares used in the Calculation of Earnings per Share		
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	138,339,575	57,385,828
Weighted average numbers of options outstanding	55,754,607	35,009,761
Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	205,102,051	92,395,589

Classification of Securities.
The following securities have been classified as securities
As potential ordinary shares and are included in determination
of dilutive EPS: - options outstanding, Conversion, Call, Subscription or Issues after 30 June 2004.

(a) On 17 September 2004 the Company issued 21,865,740 ordinary shares.
(b) on 17 September 2004 the Company issued 10,857,870 options exercisable at 40 cents expiry 12 January 2006
There have been no other:
(a) conversions to, calls of, or subscriptions for ordinary shares; or
(b) issues of potential ordinary shares;

since the reporting date and before the completion of these accounts.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 6 CASH ASSETS				
Cash at Bank	2,704,637	4,221,755	2,703,328	4,227,467
	2,704,637	4,221,755	2,703,328	4,227,467
NOTE 7 RECEIVABLES				
Current				
Other debtors	515,431	42,916	-	-
Prepayments	19,852	-	-	-
	535,283	42,916	-	-
Non Current				
Loans to unrelated entities				
– QRSciences Limited secured	-	-	5,678,028	3,978,661
	-	-	5,678,028	3,978,661

Security for Interest Bearing Liabilities

The drawdown loan facility has been provided to QRSciences by QRSciences Holdings Limited, secured by way of a fixed and floating charge over the assets of QRSciences. The interest rate payable is 8% per annum and is currently being capitalised. The facility is repayable on 31 December 2004 and QRSciences Holdings Limited may elect to convert all or part of the outstanding principal, interest and costs into QRSciences Shares for so long as those amounts remain outstanding. QRSciences Holdings Limited may not, by electing to convert, accelerate the due date for payment of any amount under the QRSciences Holdings Limited Loan Facility. QRSciences must simultaneously make all payments which are due in respect of outstanding principal, interest and costs and which QRSciences Holdings Limited has not elected to convert to QRSciences Shares. The conversion price will be the issue price per share under the most recent capital raising over $500,000 conducted by QRSciences before QRSciences Holdings Limited provides a conversion notice, provided that it does not exceed the value offered by QRSciences Holdings Limited under its takeover bid for QRSciences. QRSciences Holdings Limited has a Financiers Right to Acquire Shares in the event that QRSciences Limited propose to issue shares to a third party.

	Economic Entity		**Parent Entity**	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**

NOTE 8 INTELLECTUAL PROPERTY

	2004 $	2003 $	2004 $	2003 $
Intellectual property at cost	29,538,170	29,538,170	-	-
	29,538,170	29,538,170	-	-

NOTE 9 OTHER FINANCIAL ASSETS

	2004 $	2003 $	2004 $	2003 $
Non Current				
Shares in other unlisted entities	4	4	4	4
QRSciences Limited – 61% equity held	-	-	17,259,121	12,927,253
(principle activity: Research and Development company)				
Freeside Pty Ltd – 19% equity held	417,500	417,500	417,500	417,500
(principle activity: investment in Old Perth Port)				
Chief entity's interest in business undertakings				
(refer Note 19)	110,002	110,002	110,002	110,002
	527,506	527,506	17,786,627	13,454,759

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$

NOTE 10 PROPERTY, PLANT AND EQUIPMENT

	2004	2003	2004	2003
Furniture and Fittings				
At cost	1,678,076	1,550,843	42,383	17,867
Accumulated depreciation	(1,364,943)	(1,212,002)	(14,734)	(7,458)
Total Property, Plant and Equipment	313,133	338,841	27,649	10,409

NOTE 11 PAYABLES

	2004	2003	2004	2003
Trade creditors and accruals	1,153,896	1,616,642	31,455	274,043

NOTE 12 INTEREST BEARING LIABILITIES

	2004	2003	2004	2003
Current				
Loans from non related parties-secured	-	3,417,850	-	3,400,000
Loans from related parties – secured	-	400,000	-	400,000
	-	3,817,850	-	3,800,000

The Convertible Loan Note Facility was either converted into equity or expired on 31 January 2004 and the security was discharged in full.

Terms of the Convertible Loan Note Facility were:

The Company may issue up to 4 million loan notes with a face value of $1 each.

Once applications are received by the Company, they cannot be withdrawn. Each applicant will receive a facility fee in equity equal to 10% of the face value of all notes for which they have applied (in cash or fully paid ordinary shares at the Company's option).

The Company may issue loan notes at its discretion (which must be done so proportionally to all applicants) up to the maturity date of the facility, which is 31st January 2004. The Company must repay all principal and accrued interest outstanding as at the maturity date in cash, unless earlier converted into Shares (see below) or repaid in cash.

Interest is payable on all notes issued at a rate of 10% per annum; interest is capitalised at the end of each interest period and forms part of the principal repayable.

Note holders can elect to convert their notes into Shares at a price equal to the lower of 20 cents and 80% of the average weighted price of the Shares traded on ASX on the 5 business days before the date on which the principal is required to be repaid. Applicants may also elect to acquire Shares for the same price in relation to those loan notes applied for but not issued by the Company, by paying cash to the Company.

Where shareholder approval for the issue of Shares is required and the approval is not given, the relevant amount which was not approved for conversion shall continue to be repayable in the normal course, subject to interest on the principal reverting to a rate of 15% per annum, recalculated from the date of issue of those notes. A commitment fee of 2.5% of the weighted average over the previous three month period of the face value of notes applied for but not issued by the Company is also payable to those note holders or applicants (as the case may be) to whom the issue of Shares was not approved by the Company's shareholders.

Security for Interest Bearing Liabilities

The loans were secured by a fixed and floating charge over the investment in the controlled entity. This security has been discharged in full on the expiry of the loan

Financing Arrangements

The consolidated entity does not have access to any unused finance facilities as at 30 June 2004.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 13 PROVISIONS				
Current				
Audit fee	26,000	21,900	10,000	10,000
Employee entitlements –provision for annual leave	182,807	164,798	46,386	28,904
other	-	-	-	-
	208,807	186,698	56,386	38,904
Number of employees at year end	34	29	4	2
NOTE 14 CONTRIBUTED EQUITY				
168,616,536 (2003:103,925,859) ordinary shares fully paid	29,928,591	20,581,477	29,928,591	20,581,477
41,002,253 options (2003: 41,002,253) exercisable at 20 cents on or before 12 January 2005	100,000	100,000	100,000	100,000
	30,028,591	20,681,477	30,028,591	20,681,477
Movements During the Period Ordinary Issued and fully paid Share Capital				
Opening balance at the beginning of the reporting period	20,581,477	5,379,471	20,581,477	5,379,471
Issue of 4,690,429 fully paid ordinary shares – 18 July 2002	-	1,313,320	-	1,313,320
Issue of 200,000 fully paid ordinary shares- July 2003	-	-	-	-
Issue of 500,000 fully paid ordinary shares -October 2002	-	140,000	-	140,000

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Issue of 4,332,500 fully paid ordinary shares- December 2002	-	866,500	-	866,500
Issue of 10,000,000 fully paid ordinary shares-January 2003	-	2,000,000	-	2,000,000
Issue of 51,677,930 fully paid ordinary shares	-	10,342,253	-	10,342,253
Issue of 3,475,000 fully paid ordinary shares-February 2003	-	695,000	-	695,000
Issue of 2,520,000 fully paid ordinary shares-February 2003	-	504,000	-	504,000
Issue of 250,000 fully paid ordinary shares- March 2003	-	50,000	-	50,000
Issue of 6,569,413 fully paid ordinary shares- August 2003	1,111,700	-	1,111,700	-
Issue of 5,687,500 fully paid ordinary shares- September 2003	949,995	-	949,995	-
Issue of 5,300,000 fully paid ordinary shares- September 2003	1,000,000	-	1,000,000	-
Issue of 1,946,994 fully paid ordinary shares- September 2003	308,000	-	308,000	-
Issue of 8,792,453 fully paid ordinary shares- November 2003	983,885	-	983,885	-
Issue of 298,507 fully paid ordinary shares- December 2003	40,000	-	40,000	-
Issue of 16,213,141 fully paid ordinary shares- February 2003	2,165,000	-	2,165,000	-
Issue of 19,882,669 fully paid ordinary shares- February 2003	2,812,412	-	2,812,412	-
Transaction costs relating to share issue	(23,878)	(709,067)	(23,878)	(709,067)
	29,928,591	20,581,477	29,928,591	20,581,477

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Movements During the Period Options to subscribe for Ordinary Shares exercisable at 20 cents on or before 12 January 2005				
Opening balance at the beginning of the reporting period 21,160,000	100,000	100,000	100,000	100,000
Issue of 2,450,000 options issued July 2002	-	-	-	-
Issue of 600,000 options issued October 2003	-	-	-	-
Closing balance at the end of the reporting period 21,760,000	100,000	100,000	100,000	100,000

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
Movements During the Period Options to subscribe for Ordinary Shares exercisable at 40 cents on or before 12 January 2006				
Opening balance at the beginning of the reporting period 13,935,586	-	-	-	-
Issue of 3,600,000 options issued July 2002	-	-	-	-
Issue of 10,335,586 options February 2003 as consideration for takeover exercisable at 40 cents before 12 January 2006	-	-	-	-
Issue of 4,727,000 options November 2003 exercisable at 40 cents before 12 January 2006	-	-	-	-
Closing balance at the end of the reporting period 18,662,586	-	-	-	-

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Movements During the Period Options to subscribe for Ordinary Shares exercisable at 60 cents on or before 12 January 2006				
Opening balance at the beginning of the reporting period 3,000,000	-	-	-	-
Issue of 3,000,000 options issued July 2002	-	-	-	-
Closing balance at the end of the reporting period 3,000,000	-	-	-	-

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
Movements During the Period Options to subscribe for Ordinary Shares exercisable at $1.00 on or before 12 January 2006				
Opening balance at the beginning of the reporting period 3,000,000	-	-	-	-
Issue of 3,000,000 options issued July 2002	-	-	-	-
Closing balance at the end of the reporting period 3,000,000	-	-	-	-

NOTE 15 RETAINED PROFITS (LOSSES)

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
Accumulated losses at the beginning of the financial Year	(4,330,262)	(1,974,817)	(3,123,124)	(1,974,819)
Net Profit (loss) attributable to the members of the parent entity	(1,989,585)	(2,355,445)	(797,672)	(1,148,305)
Accumulated losses at the end of the financial Year	(6,319,847)	(4,330,262)	(3,920,796)	(3,123,124)

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$

NOTE 16 OUTSIDE EQUITY INTEREST

Outside equity interests comprises of:				
Share capital	8,669,721	9,567,350	-	-
Reserves/Retained losses	(122,435)	3,129,437	-	-
	8,547,286	12,696,787	-	-

NOTE 17 AUDITORS REMUNERATION

Amounts received or due and receivable by the				
auditors of the parent entity for				
Auditing or reviewing the financial report	10,000	12,115	10,000	12,115
Other services	-	10,000	-	10,000
	10,000	22,115	10,000	22,115
Amounts received or due and receivable by the auditors of the subsidiaries for:				
Auditing or reviewing the financial report	16,000	22,763	-	-
	16,000	22,763	-	-

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTE 18 DIRECTORS AND EXECUTIVES REMUNERATION

(a) Names and positions held of parent entity directors and specified executives in office at any time during the financial year are:

Parent Entity Directors

Mr K Russeth	Chairman - Executive	
Mr S Bedford	Director - Executive	appointed 8 April 2004
Mr G Pennefather	Director – Executive	appointed 8 April 2004
Mr R Orr	Director – Executive	resigned 8 April 2004
Mr T Koster	Director – Non Executive	resigned 21 June 2004
Mr G Devine	Director – Non Executive	resigned 21 June 2004

Specified Executives of Economic Entity

Mr N Shanks	Director	QRSciences Limited
Mr J Hollyock	Director – Executive	QRSciences Limited
Mr T Nulsen	Vice President Advanced Technology	QRSciences Limited

(b) Parent Entity Directors Remuneration

2004	Primary				Equity		
Parent Entity	Salary, Fees & Commissions	Superannuation Contributions	Cash Bonus	Non-Cash Benefits	Options	Other	Total
	$	$	$	$	$	$	$
Mr Russeth	237,074	15,300	160,000	-	-	-	412,374
Mr Devine	47,727	-	-	-	-	-	47,727
Mr Koster	-	-	-	-	-	-	-
Mr Pennefather	49,315	4,438	-	-	-	-	53,753
Mr Bedford	84,622	-	-	-	-	-	84,622
Mr Orr	120,175	10,816	-	-	-	-	130,991
Less remuneration as employee	(20,000)	(1,800)	-	-	-	-	(21,800)
	100,175	9,016	-	-	-	-	109,191

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

2003	Primary				Equity		
Parent Entity	Salary, Fees & Commissions	Superannuation Contributions	Cash Bonus	Non-Cash Benefits	Options	Other	Total
	$	$	$	$	$	$	$
Mr Russeth	185,000	15,300	-	-	79,000	-	279,300
Mr Devine	25,000	-	-	-	12,000	-	37,000
Mr Koster	-	-	-	-	10,000	-	10,000
Mr Orr	80,000	-	-	9,000	54,000	-	143,000
Less remuneration as employee	(33,333)	-	-	(3,750)	(54,000)		(91,083)
	46,667	-	-	5,250	-	-	51,917

The service and performance criteria set to determine remuneration are included in note (g).

(c) Specified Executives Remuneration

2004	Primary				Equity		
Economic Entity	Salary, Fees & Commissions	Superannuation Contributions	Cash Bonus	Non-Cash Benefits	Options	Other	Total
	$	$	$	$	$	$	$
N Shanks	150,555	-	-	-	-	-	150,555
J Hollyock	134,676	7,440	-	-	-	-	142,116
T Nulsen	141,582	9,099	-	-	-	-	150,681

2003	Primary						
Economic Entity	Salary, Fees & Commissions	Superannuation Contributions	Cash Bonus	Non-Cash Benefits	Options	Other	Total
	$	$	$	$	$	$	$
N Shanks	129,664	-	-	-	12,000	-	141,664
J Hollyock	128,000	6,682	-	-	37,000	-	171,682
T Nulsen	132,664	9,097	-	-	-	-	141,761

The service and performance criteria set to determine remuneration are included in note (g).

(d) Remuneration Options

There were no Options granted as Remuneration during the financial year

(d) Shares issued on Exercise of Remuneration Options

There were no shares issued as a result of exercising Options Granted as Remuneration during the financial year

(e) Options and Rights Holdings

Parent Entity Director	Balance 1.07.03	Granted as remuneration	Options Exercised	Net change other *	Balance 30.06.04		
Mr Russeth	3,750,000	-	-	-	3,750,000		
Mr Devine	1,662,500	-	-	-	1,662,500		
Mr Koster	200,000	-	-	-	200,000		
Mr Pennefather	18,000	-	-	-	18,000		
Mr Bedford	-	-	-	-	-		
Mr Orr	4,350,000	-	-	-	4,350,000		
Specified Executives							
N Shanks	-	-	-	-	-		
J Hollyock	-	-	-	-	-		
T Nulsen	-	-	-	-	-	-	-

* Net change other refers to shares purchased or sold during the financial year.

(f) Shareholdings

Number of Shares held by Parent Entity Directors and Specified Executives

Parent Entity Director	Balance 1.07.03	Granted as remuneration	Options Exercised	Net change other*	Balance 30.06.04
Mr Russeth	1,762,465	-	-	478,000	2,240,465
Mr Devine	415,000	-	-	-	415,000
Mr Koster	-	-	-	-	-
Mr Pennefather	-	-	-	-	-
Mr Bedford	-	-	-	-	-
Mr Orr	350,000	-	-	-	350,000

Parent Entity Director Specified Executives	Balance 1.07.03	Granted as remuneration	Options Exercised	Net change other*	Balance 30.06.04
N Shanks	-	-	-	-	-
J Hollyock	400,000	-	-	(400,000)	-
T Nulsen	-	-	-	-	-

* Net change other refers to shares purchased or sold during the financial year.

(g) Remuneration Practices

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

The remuneration structure for executive officers, including executive directors, is set and reviewed by the board of Directors.

The board is mindful of the need to both reinforce the short and long term goals of the company and to provide a common interest between management and shareholders.

NOTE 19 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2004 and were included in the consolidated financial statements as at that date.

Controlled entity

On 1 January 2003 the Company acquired a controlling interest in QRSciences Limited through a takeover. The entity was consolidated from this date onwards:

Name of Entity	Issued Capital	Amount of Investment $	Place of Incorporation	Parent Entity's Interest %	Contribution to Economic Entity Operating (Loss)/Profit After Income Tax $
QRSciences Limited	30,658,380 Ordinary shares	17,259,121	WA	61	(4,847,850)

All controlled entities were directly controlled by QRSciences Holdings Limited and are incorporated in Australia.

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$

NOTE 20 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS

Non Current				
Property Development Syndicate				
Property development at WDV	110,002	110,002	110,002	110,002

The chief entity has an interest of 1.714% in a property syndicate named the Saville Suites Hotel — Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENT

The economic entity operates as an investment development capitalist in the geographical area of Australia.

NOTE 22 CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

Lease expenditure contracted for at the				
Balance date but not provided for in the accounts, payable:				
Not later than one year	60,000	60,000	-	-

NOTE 23 CONTINGENT LIABILITIES

Contingent liabilities of parent entity

On 13 May 2002 the Company entered into a five year employment contract with Mr K Russeth. The contract provides for payment of a salary of $150,000 per annum plus superannuation plus a car allowance of $20,000. In the event of termination the Company is required to pay six months salary in lieu of termination.

On 1 November 2001 the Company entered into a five year employment contract with Mr R Orr. The contract provides for payment of a salary of $100,000 per annum plus superannuation. In the event of termination the Company is required to pay six months salary in lieu of termination.

Contingent liability of controlled entity QRSciences Limited.

Keenfern Pty Ltd, a company associated with Olga Sawtell, a former director of QRSciences made a statutory demand for $55,000 against QRSciences. QRSciences responded to the statutory demand by commencing proceedings in the Supreme Court of Western Australia against Ms Olga Sawtell, and Keenfern Pty Ltd. QRSciences is claiming damages against Ms Sawtell for alleged breaches of her duties as a director, breach of fiduciary duties and duty of care and also for misleading and deceptive conduct. The damages claimed by QRSciences are yet to be quantified.

Ms Sawtell and Keenfern Pty Ltd have filed a counterclaim in these proceedings in the sum of approximately $450,000 in respect of alleged unpaid consulting fees and expenses. QRSciences has been advised by its lawyers that it has good prospects of setting aside the statutory demand, of prosecuting the action against and defending the counterclaim made by Ms Sawtell and Keenfern Pty Ltd. QRSciences intends to continue to defend these actions.

QRSciences Limited terminated a consultancy agreement with Mr. Grayem Forrest. Mr. Forrest is claiming unpaid expenses and consultancy amounting to approximately $26,000 per month for a period of two years to 26 September 2003. Mr. Forrest has commenced proceedings in the Supreme Court of Western Australia against the QRSciences Limited. QRSciences intends to defend the action.

Except for the above no other material contingent liabilities exist at balance date or at the date of completion of these financial statements.

NOTE 24 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the following subsequent events have occurred:

QRSciences Holdings Limited extended its secured loan facility to its subsidiary QRSciences by a further $1 million. The date for the repayment of the facility has also been extended to 31 December 2004. The terms of the facility otherwise remain the same.

QRSciences, has entered into a Memorandum of Understanding (MOU) with the Chinese Institute of Atomic Energy (CIAE) to assist with the development of security screening systems for the 2008 Olympic Games to be held in Beijing. The MOU sets the groundwork for the negotiation of a detailed agreement for the integration of QR based explosive detection into the overall security regime for the Beijing Olympics. The parties also intend to explore the potential for broader use of the QR technology in other security applications throughout China.

QRSciences, has entered into a formal agreement with Los Angeles based Rapiscan Security Products (U.S.A) Inc., which will see the latter company purchase two additional state-of-the-art Nuclear Quadrupole Resonance (NQR) devices.

Under the terms of this agreement, QRSciences will provide two more NQR units to Rapiscan for integration with Rapiscan's Threat Image Projection (TIP) ready X-ray (TRX) machines, which are used in airports and other locations around the world for the detection of weapons and other contraband. In addition, QRSciences will provide technical assistance to Rapiscan to accomplish the integration.

QRSciences Holdings Limited announced in September 2004 that it raised approximately 5.8 million dollars via an oversubscribed placement at 27 cents per ordinary share with a one for two free attaching 40 cent option expiring 12 January 2006. The shares and options were placed with sophisticated and professional investors. The Company will use the funds for ongoing working capital.

Both QRSciences Holdings Limited and QRSciences Limited intend to seek the approval of shareholders for the implementation of separate Employee Share Plans and the issue of shares to specific key employees. In broad terms, both plans will give each company the ability to issue shares to staff with a restriction on their ability to sell those shares over a specified period of time thereby aligning their long term interests with those of the company.

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years.

NOTE 25 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Transactions with Director Related entities

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Payment to N Shanks related entity NSAI Aviation Security for consultancy fee	98,555	48,000	-	-

(ii) Other Transactions of Directors and Director Related Entities

The Company obtained secured loans from the following directors during the prior period:

Mr Russeth	$200,000
Mr Devine	$200,000

The loans were repaid in full during the current period.
Aggregate amounts payable to directors and their director related entities at balance date in respect of these transactions are:

	EconomicEntity		**Parent Entity**	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Current Liabilities				
Loans from related parties—secured	-	400,000	-	400,000

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or economic entity since the end of the previous financial year and there were no material contracts involving directors' interests existing at year end.

(iii) Controlled Entities

Details of interests in controlled entities are set out in Note 19. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

The aggregate amounts receivable from, controlled entity QRSciences by the Company at balance date was $5,678,028.

NOTE 26 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
Cash	2,704,637	4,221,755	2,703,328	4,227,467
	2,704,637	4,221,755	2,703,328	4,227,467

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit after Income Tax:

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Operating Profit/(loss) after income tax	(4,199,926)	(3,663,181)	(797,672)	(1,148,305)
Depreciation	135,103	67,735	7,305	4,061
Interest income capitalised	-	-	(363,308)	(157,445)
Increase (Decrease) in creditors	(432,275)	(151,115)	(225,110)	177,909
(Increase)/Decrease in trade debtors	(492,367)	13,330	-	-
(Increase)/Decrease in provisions	29,109	46,468	-	-
License fee paid in equity	1,000,000	-	250,000	-
Gain on acquisition of interest in controlled entity	(1,445,596)	-	-	-
Net Cash Provided by (Used in) Operating Activities	(5,405,952)	(3,686,763)	(1,128,785)	(1,123,780)

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
(iii) Acquisition of Entities: During the 2003 year QRSciences became a controlled entity. Details of the acquisition are:				
Purchase consideration				
Issue of ordinary shares	-	10,342,253	-	10,342,253
Cash consideration	-	2,585,000	-	2,585,000
	-	12,927,253	-	12,927,253
Assets and Liabilities acquired				
Intellectual Property acquired	-	29,538,170	-	-
Cash	-	49,644	-	-
Receivables	-	56,248	-	-
Plant & equipment	-	371,325	-	-
Creditors/payables	-	(3,083,611	-	-
	-	26,931,776	-	-
Outside equity interests	-	(14,004,523)	-	-
	-	12,927,253	-	-

During the year ended 30 June 2004 a further 13% holding was acquired in the issued capital of QRSciences Limited for consideration of $4,331,868 in cash.

NOTE 27 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

There are a number of different financial risks to which the economic entity is exposed. The economic entity uses several techniques to reduce the exposure to loss from these financial risks. The major types of risks are interest rate risk and credit risk.

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective interest rates on material financial assets and liabilities at balance date are:

30 June 2004	Floating Interest rate $'000	Fixed rate 1 year or less $'000	Non Interest Bearing $'000	Total - $'000	Weighted Average Effective Interest Rate P.A. %
Assets					
Cash at bank	2,704	-	-	2704	5
Receivables	-	-	515	515	-
Financial Assets	2,704		515	3,219	
Liabilities					
Trade creditors	-	-	1,154	1,154	-
Loans – secured	-	-	-	-	-
Financial Liabilities	-	-	1,154	1,154	

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

30 June 2003	Floating Interest Rate $'000	Fixed rate 1 year or less $'000	Non Interest Bearing $'000	Total - $'000	Weighted Average Effective Interest Rate P.A. %
Assets				-	
Cash at bank	4,221	-	-	4,221	5
Receivables	-	-	43	43	-
Financial Assets	4,221	-	43	4,264	
Liabilities					
Trade creditors	-	-	1,616	1,616	-
Loans – secured	-	3,817	-	3,817	10
Financial Liabilities	-	3,817	1,616	5,433	

(b) Credit Risk

The maximum exposure to credit risk of recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the notes to the financial statements. The major exposure to credit risk arises from trade and other debtors.

(c) Net Fair Values

The Directors consider that the carrying amount of financial assets and liabilities, which are summarised above, approximate their net fair values.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of QRSciences Holdings Limited:

1. the financial statements and notes, as set out on pages 18 to 50:

   (a) comply with the Accounting Standards and the Corporations Act 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2004 and performance for the year ended on that date, of the Company and the economic entity.

2. in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 30th day of September 2004 at Perth, Western Australia.



K L Russeth
DIRECTOR

MOORE STEPHENS BG
CHARTERED ACCOUNTANTS

ABN 75 368 525 284

Level 3, 12 St Georges Terrace
Perth, Western Australia 6000
Telephone +61 8 9225 5355
Facsimile +61 8 9225 6181
PO Box Y3019
East St Georges Terrace
Perth, Western Australia, 6832
Email info@msbg.com.au
Website www.msbg.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

SCOPE

The Financial Report & Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both QRSciences Holdings Limited (the "Company") and the Consolidated Entity for the year ended 30 June 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selecting testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of QRSciences Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:

- giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
- complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Neil Pace

NEIL PACE
PARTNER
REGISTERED COMPANY AUDITOR
Signed at Perth this 30th day of September 2004.

Moore Stephens BG

MOORE STEPHENS BG
CHARTERED ACCOUNTANTS

A member of the Moore Stephens International Limited Group of Independent Firms

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

SHAREHOLDER DETAILS AS AT 22 SEPTEMBER 2004

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

(a) Distribution of Shareholders in Each Class of Equity Securities

Number of Shares	Number of Shareholders Ordinary
1—1,000	55
1,001—5,000	480
5,001—10,000	559
10,001—100,000	1,640
100,001and over	235

	2,969

(b) The number of shareholdings held in less than marketable parcels (1) is 75.
(1) Based on market price, at 22 September 2004

(c) The names of the substantial shareholders listed on the holding companies register as 22 September 2004 are:

None

(d) Voting rights:

(i) Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

(e) 20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 29.01% of the Company's ordinary shares. As at 22 September 2004, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number or Ordinary Fully Paid Shares Held	Percentage Held in Issued Ordinary Capital
1	Harry Stergiotis	9,500,000	4.99%
2	Insight Capital Management Pty Ltd	7,777,777	4.08%
3	BTG International Limited	5,300,000	2.78%
4	WRG Investments Pty Ltd	5,000,000	2.62%
5	Cambooya Pty Ltd	4,000,000	2.1%
6	Pembury Nominees Pty Ltd	2,397,290	1.26%
7	Century West Holdings Pty Ltd	2,374,509	1.25%
8	Burlington Enterprises Pty Ltd	2,185,231	1.15%
9	Abiya International Pty Ltd	2,127,289	1.12%
10	G Harvey Nominees Pty Limited	2,000,000	1.05%
11	Tricom Nominees Pty Ltd	1,574,000	0.83%
12	Mr Jeffrey Gerard Emmanuel	1,548,148	0.81%
13	Hopetoun Nominees Pty Ltd	1,500,900	0.79%
14	Short term Capital Management Pty Ltd	1,350,000	0.71%
15	RDML Holdings Pty Ltd	1,180,621	0.62%
16	Useful Holdings Pty Ltd	1,132,775	0.59%
17	Linda Carroll	1,111,111	0.58%
18	M F Custodians Ltd	1,111,111	0.58%
19	Ronald Morahan and Lynette Morahan	1,111,111	0.58%
20	Daryl Ponsford	1,000,000	0.52%
		55,281,873	29.01%

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

(f) 20 Largest Option Holders – 20 cent options

The 20 largest holders of the Company's 20 cent options hold 46.49% of the Company's quoted options. As at 22 September 2004, the 20 largest holders of the Company's 20 cent options are:

	Option Holder	Options Exp 12/01/05 @ 20 cents	Percentage of options held
1	Lamonde Industries Pty Ltd	1,686,070	7.75%
2	Mr Ronald Sargeant	1,200,000	5.51%
3	Mr John Malcolm Cooper	700,000	3.22%
4	Dover Gardens Pty Ltd	687,750	2.99%
5	A C Harvey Investments Pty Ltd	650,000	2.88%
6	RDML Holdings Pty Ltd	626,500	2.3%
7	Invia Custodian Pty Limited	500,000	1.84%
8	Ms Linda Carroll	400,000	1.78%
9	Roving Properties Pty Ltd	386,251	1.65%
10	Tan Sri Soo Cheng Teo	360,000	1.48%
11	Century West Holdings Pty Ltd	322,500	1.46%
12	Bevaray Pty Limited	318,000	1.41%
13	Lamonde Industries Pty Ltd	306,000	1.38%
14	Cooper Adjusting Pty Ltd	300,000	1.38%
15	Deverne Pty Ltd	300,000	1.38%
16	Rima Pty Ltd	300,000	1.38%
17	West Pallets Pty Ltd	300,000	1.38%
18	Mr Paul Britt	288,750	1.33%
19	Mr G Twartz and Ms M Millevoi	250,000	1.15%
20	Mr Glynn Meth	230,000	1.06%
		10,111,821	46.49%

(g) 20 Largest Option Holders – 40 cent options

The 20 largest holders of the Company's 40 cent options hold 44.24% of the Company's quoted options. As at 22 September 2004, the 20 largest holders of the Company's 40 cent options are:

	Option Holder	Options Exp 12/01/06 @ 40 cents	Percentage of options held
1	Harry Stergiotis	1,900,000	6.44%
2	G Harvey Nominees Pty Limited	1,000,000	3.39%
3	WRG Investments Pty Ltd	1,000,000	3.39%
4	Cambooya Pty Limited	800,000	2.71%
5	Westpallets Pty Ltd	776,917	2.63%
6	Mr Gerard Emmanuel	774,074	2.62%
7	Karalon Pty Ltd	600,000	2.03%
8	Kim Lee Nominees (WA) Pty Ltd	600,000	2.03%
9	Linda Carroll	555,556	1.88%
10	MF Custodians Ltd	555,556	1.88%
11	Ronald Morahan and Lynette Morahan	555,556	1.88%
12	Spanday Pty Ltd	530,000	1.8%
13	Mr Greg Devine	500,000	1.69%
14	Goffacan Pty Ltd	470,000	1.59%
15	Coolbrun Pty Ltd	462,963	1.57%
16	Hillridge Investments Pty Ltd	450,000	1.52%
17	Davstoc Investments Pty Ltd	394,200	1.34%
18	Lamonde Industries Pty Ltd	394,002	1.33%
19	Austock Nominees Pty Ltd	375,000	1.27%
20	Helena Hua	370,370	1.25%
		13,064,194	44.24%

2. The name of the company secretary is:

William Robert Orr

3. The address of the principal registered office in Australia is:

Level 32, Exchange Plaza
2 The Esplanade
Perth WA 6000.
Telephone (08) 9358 5011

4. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth WA 6000

5. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares, 20 cent options and 40 cent options of the company on all Member Exchanges of the Australian Stock Exchange.

6. Restricted Securities

Restricted securities subject to escrow are as follows:

12,822,665 Ordinary fully paid shares escrowed to 17 January 2005
2,909,533 40 cent options expiry 12 January 2006 escrowed to 17 January 2005

7. Unquoted Securities

The following are unquoted securities in the Company.

12,822,665	Ordinary fully paid shares
2,909,533	40 cent options expiry 12 January 2006 - number of holders 3
3,000,000	60 cent options expiry 12 January 2006 - number of holders 3.
3,000,000	$1.00 options expiry 12 January 2006 - number of holders 3.

8. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.